Exhibit 3 First Quarter 2024 Results Estadio Banorte - Borregos, Monterrey, Mexico Built with Fortis and Promptis concrete, part of our Vertua family of sustainable products

Except as the context otherwise may require, references in this presentation to “Cemex,” “we,” “us,” or “our,” refer to Cemex, S.A.B. de C.V. (NYSE: CX) and its consolidated entities. The information included in this presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise), and typically can be identified by the use of words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “strategy,” “intend,” “aimed” or other similar forward- looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, our current expectations and projections about future events based on our knowledge of present facts and circumstances and assumptions about future events. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, and assumptions that could cause results to differ, or that otherwise could have an impact on us, include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference, including, but not limited to: changes in Mexico’s or other countries’, in which we operate, general economic, political and social conditions, including new governments, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, consumer confidence and the liquidity of the financial and capital markets; the cyclical activity of the construction sector and reduced construction activity in our end markets; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash contributions to the pension plans; changes in spending levels for residential and commercial construction; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices as a result of inflation; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment and essential suppliers; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other liabilities relating to existing and/or divested businesses; our ability to secure and permit aggregates reserves in strategically located areas; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply and implement technologies that aim to reduce CO2 emissions in jurisdictions with carbon regulations in place; the legal and regulatory environment, including environmental, energy, tax, antitrust, human rights and labor welfare, acquisition-related rules and regulations; the effects of currency fluctuations on our results of operations and financial conditions; our ability to satisfy our obligations under our material debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, including our subordinated notes with no fixed maturity; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought by government and regulatory agencies; our ability to protect our reputation; our ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing initiatives for our products, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, and disasters such as earthquakes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including tariffs or import taxes and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement; availability and cost of trucks, railcars, barges, and ships, as well as their licensed operators and drivers, for transport of our materials; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as hostilities, war, and armed conflicts, including the current war between Russia and Ukraine and conflicts in the Middle East; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; and, natural disasters and other unforeseen events (including global health hazards such as COVID-19). Many factors could cause Cemex’s expectations, expected results, and/or projections expressed in this presentation not being reached and/or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and rate of implementation of technologies, some of which are yet not proven. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. These factors may be revised or supplemented and the information contained in this presentation is subject to change without notice, but Cemex is not under, and expressly disclaims, any obligation to update or correct the information contained in this presentation or revise any forward-looking statement that it may make from time to time, whether as a result of new information, future events or otherwise, or to reflect the occurrence of anticipated or unanticipated events or circumstances. Readers should review future reports filed by us with the U.S. Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores). Market data used in this presentation not attributed to a specific source are estimates of Cemex and have not been independently verified. Certain financial and statistical information contained in this presentation is subject to rounding adjustments. Accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. This presentation includes certain non-IFRS financial measures that differ from financial information presented by Cemex in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA (operating earnings before other expenses, net plus depreciation and amortization)” and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by Cemex’s management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by Cemex’s creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, Cemex’s management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. Non-IFRS financial measures presented in this annual report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. Also, this presentation includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix concrete, clinker, aggregates, and Urbanization Solutions. Cemex generated some of this data internally, and some was obtained from independent industry publications and reports that Cemex believes to be reliable sources. Cemex has not independently verified this data nor sought the consent of any organizations to refer to their reports in this presentation. Cemex acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price Cemex’s products and services based upon their quality and characteristics as well as their value to Cemex’s customers. Cemex does not accept any communications or agreements of any type with competitors regarding the determination of Cemex’s prices for Cemex’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to Cemex’s prices for Cemex’s products. Additionally, the information contained in this presentation contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or representation is given that such activities and/or reporting of those activities will meet any present or future expectations or requirements for describing or classifying funding and financing activities as ‘green,’ ‘social,’ or ‘sustainable’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS, BASED ON INTERNATIONAL FINANCIAL REPORTING STANDARDS, AS APPLICABLE Copyright Cemex, S.A.B. de C.V. and its subsidiaries

Key highlights in First Quarter 2024 • Record 1Q EBITDA, with increases in 3 of 4 regions • EBITDA margin expanding YoY for four consecutive quarters • Pricing contribution outpacing current input cost inflation • Continued deceleration in input cost inflation • Growth investments contributing 26% of incremental EBITDA • Urbanization Solutions EBITDA increasing 15% • Upgraded by S&P to Investment Grade rating (BBB-) 1 • Net Income growing 13% with ROCE above 12% • Upsized and extended the maturity of our €500 million sustainability-linked loan facility to €750 million th • 8 Integrated Report, setting the pace for our industry towards a profitable Climate Action transition Estadio Banorte - Borregos, Monterrey, Mexico 3 Built with Fortis and Promptis concrete, part of our Vertua family of sustainable products 1) Return over Capital Employed. Trailing twelve months as of March 2024, excluding goodwill

1Q24: Solid EBITDA growth with margin expansion EBITDA FCF after Net Sales EBITDA Margin Maint. Capex 0% l-t-l +2% l-t-l +0.5pp +3% +5% 4,138 772 18.7% 733 18.2% 4,036 -55 -212 1Q23 1Q24 1Q23 1Q24 1Q23 1Q24 1Q23 1Q24 PILARES Iztapalapa Community Center, Mexico City, México Millions of U.S. dollars 4

Strong performance in Mexico with consolidated volumes impacted by weather and working days CONSOLIDATED VOLUMES 1Q24 (l-t-l) YoY Volume % 9% USA -1% -1% -9% -14% 9% -12% 7% -4% EMEA MEX 2% -15% -18% 1 Cement Ready-mix -3% Aggregates SCAC -6% -9% 5 1) Domestic gray cement

Positive pricing momentum continues 1Q24 YoY CONSOLIDATED PRICES 1Q24 and QoQ Price % (l-t-l) 9% 6% 4% 4% 4% USA -2% 2% 2% 5% 2% 21% -1% 1% 6% 13% 0% EMEA MEX 4% -1% 3% 3% 1% 1% 1% 5% Sequential (4Q23 to 1Q24) 1 Cement 13% Ready-mix 6% 4% Aggregates SCAC 5% 8% 1% 1) Domestic gray cement 6 Note: For Cemex, SCAC, and EMEA, prices are calculated on a volume-weighted average basis at constant foreign-exchange rates

Favorable price-cost dynamics drive EBITDA 1Q24 EBITDA Waterfall +2% +5% 772 -100 195 747 25 -5 11 733 10 -97 1Q23 Volume Price Costs Growth Urbanization Other 1Q24 FX 1Q24 Investments Solutions l-t-l reported EBITDA 18.2% 18.7% +0.5 pp margin COGS as 68.0% 66.4% -1.6 pp % of Sales 7 Millions of U.S. dollars

2023 Integrated Report detailing exceptional results th 8 consecutive Integrated Report Cemex’s carbon strategy reached the top level according to TPI criteria. 8

Urbanization Solutions: Continued strong growth EBITDA EBITDA Millions of U.S. dollars By region in 1Q24 +15% 93 US 29% 81 MEX 37% EMEA 27% SCAC 7% 1Q23 1Q24 • EBITDA growth driven mainly by: EBITDA Margin 13.9% 14.3% • Pavement services and admixtures in % of EBITDA 11% 12% Mexico related to formal construction • Construction, Demolition and % of incremental 38% 30% EBITDA Excavation Materials in EMEA Aligned to mega trends of construction industry, including decarbonization, resiliency, circularity and urbanization 9

Regional Highlights Oum Wellness Center, San Pedro Garza García, Mexico Built with Resilia and Pervia concrete, part of our Vertua family of sustainable produc 10 ts

Mexico: Record EBITDA, with strong volume performance YTD Millions of U.S. dollars 1Q24 1Q24 Sales 1,314 1,314 % var (l-t-l) 10% 10% EBITDA 420 420 % var (l-t-l) 12% 12% EBITDA margin 31.9% 31.9% pp var 0.5pp 0.5pp • EBITDA growing to record levels supported by higher prices for our products coupled with decelerating input cost inflation and strong volumes despite fewer working days • Solid volume growth in bulk cement, aggregates, and ready mix, reflecting the dynamism of formal construction in the country • Continued improvement in bagged cement volumes resulting from increased social spending, lower inflation, and a favorable comparison base • Low single digit growth in sequential prices for our cement, ready-mix and aggregates products • Raising our cement and ready-mix volume guidance from low-single digit to low to mid-single digit growth for full year Torre Reforma, Mexico City, Mexico 11

U.S.: EBITDA and margin expansion despite difficult weather YTD Millions of U.S. dollars 1Q24 1Q24 Sales 1,234 1,234 % var (l-t-l) (2%) (2%) EBITDA 237 237 % var (l-t-l) 3% 3% EBITDA margin 19.2% 19.2% pp var 0.9pp 0.9pp • Margin growth driven by higher prices and lower cost inflation largely in the form of fuel, freight, and imports • Cement and ready-mix volumes declined due primarily to bad weather in much of our portfolio • Aggregates volumes grew 9% on the back of increased base material sales for infrastructure work • Sequential aggregate pricing increased 6% on the back of January price increases and product mix • Like-to-like for end of year price adjustments and freight to customers, cement prices increased 2% sequentially Panorama Tower, Miami, United States 12

EMEA: Results impacted by lower volumes YTD Millions of U.S. dollars 1Q24 1Q24 Sales 1,115 1,115 % var (l-t-l) (10%) (10%) EBITDA 88 88 % var (l-t-l) (41%) (41%) 1Q24 EBITDA EBITDA margin 7.8% 7.8% pp var (4.2pp) (4.2pp) AMEA • EBITDA declined due to a challenging demand backdrop in Europe and geopolitical events in Asia, Middle East and Africa (AMEA) 38% • In Europe, volumes declined due to fewer working days, bad weather, and a strong 62% prior year comparison base Europe • First quarter is typically the smallest contributor to European EBITDA • Expect Europe EBITDA to improve due to easier comps, more working days, and better economic conditions in rest of year • Although energy costs decelerated in Europe, unitary fixed costs rose on the back of declining volumes • Despite volume declines, prices rose low to mid-single digit sequentially for our three core products in both Europe and AMEA • AMEA experienced a decline in EBITDA due to ongoing tensions from the conflict in Moračica Bridge, Podgorica, Montenegro the Middle East 13

SCAC: Double-digit growth in EBITDA, with a ~4pp margin expansion

Millions of U.S. dollars	1Q24	YTD 1Q24
Sales	422	422
% var (l-t-l)	(0%)	(0%)
EBITDA	103	103
% var (l-t-l)	22%	22%
EBITDA margin	24.3%	24.3%
pp var	3.8pp	3.8pp

- Solid results with the region's fourth consecutive quarter of EBITDA growth and margin recovery
- Strong pricing performance coupled with decelerating input cost inflation
- Cement volumes impacted by two fewer working days as well as continued weak bagged cement demand
- EBITDA margin expansion driven by pricing contribution, lower energy and raw material costs as well as timing of kiln maintenance
- Strong sequential growth in cement and ready-mix prices , more than compensating for input cost inflation



Centro de Tratamiento e Investigación sobre Cáncer Luis Carlos Sarmiento Angulo, Bogotá, Colombia

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Financial Developments Pelješac Bridge, Pelješac, Croatia Built with Vertua Concrete, part of our Vertua family of sustainable products

Strong first quarter results, with EBITDA driven by pricing, growth investments and Urbanization Solutions First Quarter Controlling Interest 2023 2024 Net Income EBITDA 733 772 +13% - Net Financial Expense 144 148 254 - Maintenance Capex 156 175 - Change in Working 454 468 Capital 225 - Taxes Paid 84 187 - Other Cash Items (net) (51) 5 - Free Cash Flow - - Discontinued Operations Free Cash Flow after (55) (212) Maintenance Capex 1Q23 1Q24 - Strategic Capex 86 76 Free Cash Flow (141) (287) Millions of U.S. dollars 16

Further strengthening our capital structure and liquidity • Obtained BBB- credit rating by S&P • Reopened our Peso denominated sustainability- Proforma debt maturity 1 linked long-term notes in Mexico for ~US$320M profile as of March 2024 equivalent; swapped into USD Billions of U.S. dollars • Refinanced our €500 million sustainability- linked loan facility, and increased amount to €750M: 1.5 1.5 1.3 - €450M term loan with final maturity in 2029 1.1 0.9 0.9 - €300M new committed revolving credit 0.4 facility, maturing in 2028 0.3 • Leverage ratio at 2.18x as of March 2024 due to 2024 2025 2026 2027 2028 2029 2030 >2030 typical first quarter seasonal FCF pattern • Committed to reducing leverage by 0.5x over the next 24-36 months 1. Giving effect to recent refinancing of existing Euro sustainability-linked loan facility 17

2024 Outlook Gilbert Chabroux School, Lyon France Built with Insularis, part of our Vertua family of sustainable products

2024 guidance[1]

CEMEX

EBITDA[2]	Low to mid-single digit % increase
Energy cost/ton of cement produced	Mid-single digit decline
Capital expenditures	~$1.6 billion total ~$1.0 billion Maintenance, ~$0.6 billion Strategic
Investment in working capital	Reduction of ~$300 million
Cash taxes	~$1.0 billion, including extraordinary payment of Spanish tax fine
Cost of debt[3]	Flat

1) Reflects Cemex's expectations as of April 25, 2024
2) Like-to-like for ongoing operations and assuming March 31, 2024 FX levels for the remaining of the year
3) Including the coupons of subordinated notes with no fixed maturity and the effect of our MXN-USD cross-currency swaps

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Appendix International Museum of Baroque, Puebla, Mexico

Urbanization Solutions Operating EBITDA Sales +11% l-t-l +7% l-t-l 11% 15% 649 93 13% 20% Circularity 13% 582 81 14% Industrialized 15% 21% Construction 15% 29% 18% 54% Related 26% 50% Services 37% Performance 36% 20% Materials 20% 1Q23 1Q24 1Q23 1Q24 Op. EBITDA 13.9% 14.3% margin +0.4pp By region 6% 7% 48% 26% 19% 37% 29% 27% 1Q24 MEX USA EMEA SCAC Millions of U.S. dollars Calzada del Valle, San Pedro Garza García, Mexico 21

Debt maturity profile as of March 31, 2024 Main bank debt agreements Other bank debt Total debt as of March 31, 2024: $7,844 million Fixed Income Leases Average life of debt: 4.6 years 1,452 1,305 1,220 1,108 965 815 696 283 2024 2025 2026 2027 2028 2029 2030 2031 22 Millions of U.S. dollars

1 Proforma debt maturity profile as of March 31, 2024 Main bank debt agreements Other bank debt Total debt as of March 31, 2024: $7,844 million Fixed Income Leases Average life of debt: 4.8 years 1,452 1,414 1,305 1,108 963 890 428 283 2024 2025 2026 2027 2028 2029 2030 2031 Millions of U.S. dollars 23 1. Giving effect to recent refinancing of existing Euro sustainability-linked loan facility

Consolidated volumes and prices 3M24 vs. 3M23 1Q24 vs. 1Q23 1Q24 vs. 4Q23 Volume (l-t-l) (2%) (2%) (4%) Domestic gray Price (USD) 7% 7% 3% cement Price (l-t-l) 4% 4% 2% Volume (l-t-l) (12%) (12%) (5%) Ready mix Price (USD) 9% 9% 3% Price (l-t-l) 6% 6% 2% Volume (l-t-l) (2%) (2%) (6%) Aggregates Price (USD) 6% 6% 5% Price (l-t-l) 4% 4% 5% Price (l-t-l) calculated on a volume-weighted average basis at constant foreign-exchange rates 24

Additional information on debt Other 5% MXN 5% First Quarter Fourth Quarter Euro 2023 2024 % var 2023 14% 1 7,862 7,844 (0%) 7,486 Total debt 3 Currency Short-term 4% 4% 3% denomination U.S. Long-term 96% 96% 97% dollar 76% Cash and cash equivalents 758 476 (37%) 624 Net debt 7,104 7,369 4% 6,862 2 7,157 7,371 3% 6,888 Consolidated net debt 2 2.62 2.18 2.06 Consolidated leverage ratio Variable 2 30% 6.38 7.80 7.91 Consolidated coverage ratio 3 Interest rate Fixed 70% Millions of U.S. dollars 1) Includes leases, in accordance with International Financial Reporting Standard (IFRS) 2) Calculated in accordance with our contractual obligations under our main bank debt agreements 3) Includes the effect of our interest rate and cross-currency derivatives, as applicable 25

Additional information on debt Total debt by instrument Fourth Quarter First Quarter 2023 % of total 2024 % of total Fixed Income 3,508 47% 3,845 49% Main Bank Debt Agreements 2,476 33% 2,473 32% 49% Leases 1,258 17% 1,272 16% 32% Other 244 3% 255 3% Total Debt 7,486 7,844 16% 3% Millions of U.S. dollars 26

1Q24 volume and price summary: selected countries and regions Domestic gray cement Ready mix Aggregates 1Q24 vs. 1Q23 1Q24 vs. 1Q23 1Q24 vs. 1Q23 Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Volume Price (USD) Price (LC) Mexico 7% 12% 4% 2% 23% 13% 9% 31% 21% U.S. (9%) 4% 4% (14%) 9% 9% 9% (2%) (2%) EMEA (4%) (0%) (1%) (18%) 1% 0% (15%) 3% 2% Europe (8%) 5% 3% (12%) (0%) (2%) (15%) 5% 3% AMEA 0% (9%) (3%) (26%) (1%) 0% (17%) (4%) (3%) SCAC (6%) 9% 6% (9%) 27% 13% (3%) 17% 4% Price (LC) for EMEA, Europe, AMEA, and SCAC calculated on a volume-weighted-average basis at constant foreign-exchange rates 27

1 2024 volume guidance : selected countries/regions Cement Ready-mix Aggregates Flat to low-single digit increase Flat to low-single digit decline Flat to low-single digit decline CEMEX Low to mid-single digit increase Low to mid-single digit increase Low-single digit increase Mexico Low-single digit increase Low-single digit increase Low-single digit increase USA Flat to low-single digit increase Low-single digit decline Low-single digit decline EMEA Europe Flat to low-single digit increase Flat to low-single digit decline Flat to low-single digit decline AMEA Flat to low-single digit increase Mid-single digit decline Mid-single digit decline SCAC Flat Low-single digit decline N/A 1) Reflects Cemex’s expectations as of April 25, 2024. Volumes on a like-to-like basis. All volume guidance in this slide means in percentage terms vs 2023 28

Relevant ESG indicators Customers and suppliers 1Q23 1Q24 Carbon strategy 1Q23 1Q24 Kg of CO per ton of Net Promoter Score (NPS) 68 73 2 556 542 cementitious % of sales using CX Go 66% 67% Alternative fuels (%) 34.3% 35.9% 73.3% 72.6% Clinker factor Health and safety 1Q23 1Q24 Low-carbon products 1Q23 1Q24 2 0 Blended cement as % of total Employee fatalities 81% 82% cement produced 0.4 Employee L-T-I frequency rate 0.5 Vertua concrete as % of total 43% 54% Operations with zero fatalities 99% 99% and injuries (%) Vertua cement as % of total 51% 61% 29

Definitions SCAC South, Central America and the Caribbean EMEA Europe, Middle East, Africa and Asia AMEA Asia, Middle East, and Africa When providing cement volume variations, refers to domestic gray cement operations (starting in 2Q10, the base for reported cement volumes changed Cement from total domestic cement including clinker to domestic gray cement) LC Local currency l-t-l (like to like) On a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable Investments incurred for the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace Maintenance capital obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental expenditures regulations or company policies When referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales Sales, these represent the total revenues (Net Sales) of the company as reported in the financial statements. EBITDA Means Operating EBITDA: Operating earnings before other expenses, net plus depreciation and operating amortization EBITDA margin Means Operating EBITDA margin: which is calculated by dividing our “Operating EBITDA” by our sales Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes Free cash flow paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes) IFRS International Financial Reporting Standards, as issued by the International Accounting Standards Board Pp Percentage points Prices All references to pricing initiatives, price increases or decreases, refer to our prices for our products Strategic capital expenditures Investments incurred with the purpose of increasing the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs USD/U.S. dollars U.S. dollars % var Percentage variation 30

Contact Information Investors Relations Stock Information In the United States: NYSE (ADS): +1 877 7CX NYSE CX In Mexico: Mexican Stock Exchange +52 81 8888 4292 (CPO): CEMEX.CPO ir@cemex.com Ratio of CPO to ADS: 10 to 1